SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

DDR Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,174,485
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,174,485
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,174,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 359,531,026 shares reported to be outstanding as of August 1, 2014 by the Issuer on its Form 10-Q filed on August 8, 2014.

CUSIP No. 251591103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,755,505
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,755,505
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,755,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 359,531,026 shares reported to be outstanding as of August 1, 2014 by the Issuer on its Form 10-Q filed on August 8, 2014.

CUSIP No. 251591103	SCHEDULE 13D/A

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011, Amendment No. 6 filed on April 26, 2011, Amendment No. 7 filed on March 30, 2012, Amendment No. 8 filed on October 5, 2012, Amendment No. 9 filed on November 21, 2012, and Amendment No. 10 filed on June 20, 2013. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 11. Capitalized terms used and not defined in this Amendment No. 11 have the meanings set forth in the Original Filing, as amended.

Item 4.	Purpose of the Transaction

The information in Item 6 is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) Mr. Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 55,929,990 Common Shares, representing 15.6% of the Issuer’s outstanding Common Shares (based on 359,531,026 shares reported to be outstanding as of August 1, 2014 by the Issuer on its Form 10-Q filed on August 8, 2014).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 40,174,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last sixty (60) days.

CUSIP No. 251591103	SCHEDULE 13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 8, 2014, Mr. Otto cancelled and rolled forward the Second Amended Covered Call Agreement by amending and restating the terms and conditions of the Second Amended Covered Call Agreement (as amended and restated, the “Third Amended Covered Call Agreement”). In the Third Amended Covered Call Agreement, dated August 7, 2014 and effective as of August 8, 2014, the exercise price was decreased and the expiration or maturity dates of the call options were extended. The amount of shares subject to the Third Amended Covered Call Agreement remains the same. Pursuant to the Third Amended Covered Call Agreement, Mr. Otto wrote a covered call option with respect to 6,810,538 shares beneficially owned by Mr. Otto, which had an aggregate market value of approximately $120,069,785. The covered call option written pursuant to the Third Amended Covered Call Agreement is separated into 15 separate components containing an aggregate amount of 6,810,538 call options: 14 of which contain 454,035 call options and 1 of which contains 454,048 call options. All of the call options under the Third Amended Covered Call Agreement have an exercise price of $15.5692, which was determined on August 7, 2014. There is no premium for Mr. Otto under the Third Amended Covered Call Agreement. Each of the 14 components containing 454,035 call options expires on August 17, 18, 19, 20, 21, 24, 25, 26, 27, 28 and 31, 2015 and September 1, 2 and 3, 2015, respectively, and the component containing 454,048 call options expires on September 4, 2015 (for each component, the “Expiration Date”). The call options constituting each component of the covered call option may be exercised only on the Expiration Date for that component. The underlying shares with respect to the options are pledged by Mr. Otto until such time as the options expire.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Third Amended Covered Call Agreement, dated August 7, 2014 between Deutsche Bank AG and Alexander Otto and effective as of August 8, 2014

Exhibit 2	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013

CUSIP No. 251591103	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014

Alexander Otto

/s/ Henning Eggers
By:	Henning Eggers, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Alexander Otto

Katharina Otto-Bernstein

/s/ Henning Eggers
By:	Henning Eggers, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
For:	Katharina Otto-Bernstein

CUSIP No. 251591103	SCHEDULE 13D/A

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1	Third Amended Covered Call Agreement, dated August 7, 2014 between Deutsche Bank AG and Alexander Otto and effective as of August 8, 2014

Exhibit 2	Joint Filing Agreement, dated June 20, 2013, among Mr. Otto and Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 1 of Schedule 13D/A filed on June 20, 2013